Exhibit (11)(d)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2021 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2021 through April 30, 2022

Stock Account—All Classes	0.085%

Global Equities Account—All Classes	0.060%

Growth Account—All Classes	0.030%

Equity Index Account—All Classes	0.015%

Bond Market Account—All Classes	0.055%

Inflation-Linked Bond Account—All Classes	0.025%

Social Choice Account—All Classes	0.040%

Money Market Account—All Classes	0.030%

Date: Effective May 1, 2021 in accordance with prior approval by the CREF Board on March 12, 2021.

TIAA CONFIDENTIAL